Mail Stop 3561

May 26, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Dan Valladao
Chief Executive Officer
General Automotive Company
5422 Carrier Drive
Suite 309
Orlando, Florida 32819

> **Re: General Automotive Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-137755**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 5

1. Generally, liquidity should be discussed on both a long-term and short-term basis. See Item 303 of Regulation S-K. In light of the continuing working capital deficit and going concern uncertainty, discuss the sufficiency of the Company's resources to satisfy its ongoing cash requirements for the next twelve months and on a long-term basis considering potential acquisitions and joint venture agreements as described in your notes to the financial statements. Also, please describe the adverse consequences to your business in the event you are unable to raise additional capital.

Note 10. Stock Warrants and Options, page 18

2. We note the diverse assumptions for volatility, risk-free rates, and expected lives used in the Black Scholes option pricing model for purposes of valuing the Company's stock based compensation grants. Supplementally advise us and expand your disclosure to explain in further detail how you determined the volatility, risk free interest rates and expected lives used in valuing your various stock based compensation grants. Also, please tell us and explain in the notes to your financial statements the specific grants to which the various assumptions used relate. We may have further comment upon reviewing your response.

Form 10-Q for the period ended March 31, 2010

Note 7. Acquisition Event

3. Based on the information provided in Form 8-K filed February 5, 2010, on February 3, 2010, you entered into an Asset Purchase Agreement with SPEC to acquire the assets of SPEC for $2,065,000 cash and common stock equivalents of $750,000. The transaction was scheduled to close on or before April 15, 2010. Based on the information included in Form 10-Q for the period ended March 31, 2010, it appears that this may be an acquisition of a business, and there is no discussion regarding the status of the closing of the transaction. In light of the materiality of the consideration, supplementally advise us and expand your disclosure in future filings to provide further details regarding the terms of the transaction, and your accounting for it as an acquisition of a business versus an acquisition of assets. As part of your response and future disclosures, please provide an update regarding the status of the transaction. We may have further comment upon reviewing your response.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

                                                            Sincerely,

                                                            Linda Cvrkel
                                                            Branch Chief

Via Fax: Shawn Powell Joseph, CFO

            (404) 363-4574